Filing pursuant to Rule 424(b) (3)
                                           Registration Statement No. 333-100677


                PROSPECTUS SUPPLEMENT NO. 1 DATED APRIL 30, 2004

                     (TO PROSPECTUS DATED NOVEMBER 1, 2002)

                                1,600,000 SHARES

FONAR CORPORATION

                                  COMMON STOCK

This prospectus supplement relates to a change in the exercise price under the Callable Warrant previously issued by us to The Tail Wind Fund Ltd. covering 2,000,000 shares of our common stock on or about August 30, 2003. In addition, the number of shares underlying the Callable Warrant has been increased, but these new shares are not covered by this prospectus supplement or the registration statement to which it relates. See "Callable Warrant" below for a more detailed description of these changes and the Callable Warrant.

You should read this prospectus supplement along with the accompanying prospectus. These documents contain information you should consider when making your investment decision. You should rely only on information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of this document.

The prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered hereby. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy our common stock in any circumstances in which an offer or solicitation is unlawful.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              SELLING STOCKHOLDERS
                                CALLABLE WARRANT

On August 30, 2002, we issued a Callable Warrant to The Tail Wind Fund Ltd. covering 2,000,000 shares of our common stock. Under the terms of the Callable Warrant, the exercise price was to be equal to the average closing bid price of Fonar's common stock for the full calendar month preceding the date of exercise subject to a maximum exercise price of $6.00 per share and a minimum exercise price of $2.00 per share, subject to adjustment.

The Callable Warrant contained antidilution provisions, which provided for proportionate adjustments in the event of stock splits, stock dividends and reverse stock splits. In addition, the antidilution provisions provided exercise prices would be reduced if we issued shares at lower prices than the warrant exercise price, or less than the market price for our common stock. The Callable Warrant also provided that the number of underlying shares would be inversely proportionately increased or decreased in the event of a change in the exercise price, such that the aggregate purchase price for the underlying warrant shares upon full exercise of the Callable Warrant would remain the same. In brief, a reduction of the exercise price would increase the shares covered by the Callable Warrant.

Since issuing the Callable Warrant, we have registered shares of our common stock and issued them to suppliers of goods and services in lieu of cash. Under those arrangements, our suppliers would credit us for the net proceeds they received from the sale of the shares we issued to them. The market price for our common stock was under the $2.00 minimum exercise price of the Callable Warrant at many times during our program of paying vendors with stock in lieu of cash. Consequently, we were credited by our suppliers at rates below $2.00 per share, the minimum exercise price under the Callable Warrant prior to adjustment for such stock issuances.

As a result, The Tail Wind Fund Ltd. exercised the Callable Warrant in part to purchase 400,000 shares at prices under $2.00 per share, on one occasion 200,000 shares at the price of $1.41 per share and on a second occasion 200,000 shares at $1.17 per share, prior to the parties coming to a final agreement as to the effect of the vendor sales.

On April 28, 2004, The Tail Wind Fund Ltd. and Fonar executed an amendment to the Callable Warrant, providing that the remaining number of shares underlying the Warrant would be 3,000,000 shares (not including the 400,000 shares previously purchased), that the exercise price would be fixed at $1.00 per share and that, in return, The Tail Wind Fund Ltd. would immediately exercise the Callable Warrant in full. The Tail Wind Fund Ltd. has exercised the Callable Warrant in full, purchasing 3,000,000 shares for $3,000,000.

The number of shares remaining available for resale under the registration statement of which this prospectus supplement (together with the original prospectus) forms a part and applicable to the Callable Warrant is only
1,600,000 shares, after giving effect to the 400,000 shares previously purchased. Therefore, the balance of the 3,000,000 shares, or 1,400,000 shares, issued are unregistered and "restricted securities" within the meaning of Rule
144 under the Securities Act of 1933, as amended. Fonar has agreed to file a registration statement with respect to these 1,400,000 shares and to use its best efforts to have it become effective under the Securities Act of 1933, as amended.

On April 28, 2004, the parties also amended the Purchase Warrant originally issued to The Tail Wind Fund Ltd. on May 24, 2001, which also contained antidilution provisions, to increase the number of shares covered thereby from 659,501 shares to 1,000,000 shares and to reduce the exercise price from $1.801 per share to $0.79 per share. The Purchase Warrant was issued to The Tail Wind Fund Ltd. in connection with the issuance of Fonar's 4% Convertible Debenture on May 24, 2001. The original terms of the Purchase Warrant provided, among other things, that the exercise price would be reduced to the lowest effective per share selling price in connection with stock issuances by Fonar, along with a proportional increase in the number of shares underlying the Warrant. Although the exercise price was reduced as a result of the vendor issuances previously described in accordance with the terms of the Warrant, The Tail Wind Fund Ltd. agreed to accept an adjustment representing a lesser number of shares to which it would have been entitled if the formula contained in the original terms of the Purchase Warrant were strictly followed, in consideration for, among other things, the term of the Purchase Warrant being extended three years, to May 24, 2009. None of the Purchase Warrant shares have been exercised. We do not know or have any indication from The Tail Wind Fund Ltd. as to when they may exercise, in whole or in part, the Purchase Warrant. The shares underlying the Purchase Warrant are not covered by this prospectus supplement, the accompanying prospectus, or the registration statement relating to them. The shares underlying the Purchase Warrant are covered by Registration Statement No. 333-63782 and the prospectus and prospectus supplements issued thereunder.

                                 USE OF PROCEEDS

We intend to use the net proceeds from the exercise of the Callable Warrant for general corporate purposes, including working capital to fund operations, expenses and capital expenditures. As of the date of this prospectus supplement, we cannot specify with certainty the particular uses for the net proceeds we have received upon the exercise of the Callable Warrant. Accordingly, our management will have broad discretion in the application of the net proceeds received. Pending such uses, we intend to invest the net proceeds from the exercise of the Callable Warrant in short-term, interest-bearing, investment grade securities.

                           MARKET FOR OUR COMMON STOCK

Our common stock is listed on the NASDAQ Small Cap Market under the symbol "FONR". On April 27, 2004 our closing price of one share of common stock was $1.34. As of April 16, 2004, we had 94,555,637 shares of common stock outstanding.

                       WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus.

The documents we incorporate by reference and where you can find additional filings and information concerning Fonar are set forth in the prospectus beginning on page 16.